Reply Attention of	Jun Ho Song	Clark Wilson LLP
Direct Tel.	604.643.3106	Barristers & Solicitors
EMail Address	jhs@cwilson.com	Patent & Trade-mark Agents
Our File No.	31970 -0001/ CW3918785.1	800-885 W Georgia Street
Vancouver, BC V6C 3H1
Tel. 604.687.5700
Fax 604.687.6314

December 7, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention:          John Reynolds, Assistant Director

Dear Sirs:

Re:	Biopack Environmental Solutions Inc. (the “Company”)
Preliminary Revised Proxy Statement on Schedule 14A
Filed October 14, 2010
File No. 000-29981

                            We are counsel to the Company. We write in response to your letter dated November 3, 2010 (the “Comment Letter”) with respect to the above-noted filing of the Company. The Company requests an extension of the deadline to respond to your comments. The Company expects to provide a complete response to all comments by no later than December 15, 2010.

                            Should you have any questions, please do not hesitate to contact the writer directly at (604) 643-3106.

Yours truly,

CLARK WILSON LLP

Per: /s/ Jun Ho Song

Jun Ho Song

JHS/jhs

cc:	Biopack Environmental Solutions Inc. Attn: Sean Webster